UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

ESH Hospitality, Inc.
(Name of Issuer)

Class B Common Stock, $0.01 Par Value
(Title of Class of Securities)

None
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

CUSIP No. ADD	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Extended Stay America, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5
SOLE VOTING POWER

Class A Common Stock, $0.01 Par Value, of ESH Hospitality, Inc. (“Class A Common Stock”), convertible into 250,295,833 shares of Class B Common Stock, $0.01 Par Value, of ESH Hospitality, Inc. (“Class B Common Stock”) (1)

BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER Class A Common Stock, convertible into 250,295,833 shares of Class B Common Stock (1)
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock, convertible into 250,295,833 shares of Class B Common Stock (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 55% on an as-converted basis (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
__________________________________________

(1)
The Class A Common Stock is convertible on a one-to-one basis for Class B Common Stock only to facilitate (i) a dividend by Extended Stay America, Inc. in respect of its common stock or (ii) a sale to a third party by Extended Stay America, Inc. of a share of the common stock of Extended Stay America, Inc. paired to a share of the Class B Common Stock of ESH Hospitality, Inc. (together, a“Paired Share”) in connection with the use of Paired Shares to acquire assets, property or services, in each case, of any type. Giving effect to the conversion of all Class A Common Stock, Extended Stay America, Inc beneficially owns and 55% of all shares of Class B Common Stock (“Class B Shares”) and 100% of the unpaired Class B Shares (in each case, calculated in accordance with Rule 13d-3(d) of the Act).

Item 1(a).	NAME OF ISSUER

The name of the issuer is ESH Hospitality, Inc. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

The Company’s principal executive offices are located at 11525 N. Community House Road, Suite 100, Charlotte, North Carolina 28277.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by Extended Stay America, Inc.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE

The address of the business office of Extended Stay America, Inc. is 11525 N. Community House Road, Suite 100, Charlotte, North Carolina 28277.

Item 2(c).	CITIZENSHIP

Extended Stay America, Inc. is a Delaware corporation.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Class B Common Stock, $0.01 Par Value, of ESH Hospitality, Inc. (“Class B Common Stock” and each share, a “Class B Share”).

Item 2(e).	CUSIP NUMBER

None.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d02(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a).	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b).	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c).	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d).	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e).	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f).	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g).	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h).	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i).	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j).	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

Item 4.	OWNERSHIP

(a)	Amount beneficially owned: 250,295,833
(b)
Percent of class: 55%. The percentages used herein and in the rest of Item 4 are calculated based upon the 204,787,500 Class B Shares issued and outstanding as disclosed in the Quarterly Report on Form 10-Q filed by the Company on December 18, 2013.

(c)	(i) Sole power to vote or to direct the vote: 250,295,833
(ii) Shared power to vote or direct the vote: -0-
(iii) Sole power to dispose or direct the disposition of: 250,295,833
(iv) Shared power to dispose or direct the disposition of: -0-

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Each of Extended Stay America, Inc., the Blackstone Entities (collectively, “Blackstone”), Centerbridge Entities (collectively, “Centerbridge”), and Paulson Entities (collectively, “Paulson”), listed below (Blackstone, Centerbridge and Paulson, collectively, the “Sponsor Shareholders”) is a party to a Stockholders’ Agreement, dated as of November 18, 2013 (the “Stockholders’ Agreement”). The Stockholders’ Agreement, among other terms, requires the Sponsor Shareholders to vote their Paired Shares and Extended Stay America, Inc. to vote its Class B common stock, par value $0.01 (“Class B Shares”) for directors that are designated in accordance with the provisions of the Stockholders’ Agreement. Each of Blackstone, Centerbridge and Paulson has the right to designate one director at each of Extended Stay America, Inc. and ESH Hospitality, Inc., so long as it owns at least 5% of the outstanding Paired Shares. Given the terms of the Stockholders’ Agreement, as of the date hereof, Extended Stay America, Inc. and each of the Sponsor Shareholders and certain of their respective affiliates may be deemed to be a member of a group that owns 167,134,774 Paired Shares and 250,295,833 Class B Shares, or 81.6% of the outstanding Paired Shares, 55% of all  Class B Shares and 100% of the unpaired Class B Shares (in each case, calculated in accordance with Rule 13d-3(d) of the Act).

Centerbridge Entities
Centerbridge Credit Partners, L.P.
Centerbridge Credit Partners TE Intermediate I, L.P.
Centerbridge Credit Partners General Partner, L.P.
Centerbridge Credit GP Investors, L.L.C.
Centerbridge Credit Partners Offshore Intermediate III, L.P.
Centerbridge Credit Partners Offshore General Partner, L.P.
Centerbridge Credit Offshore GP Investors, L.L.C.
Centerbridge Capital Partners AIV VI-A, L.P.
Centerbridge Capital Partners AIV VI-B, L.P.
Centerbridge Capital Partners Strategic AIV I, L.P.
Centerbridge Capital Partners SBS, L.P.
Centerbridge Associates, L.P.
Centerbridge GP Investors, LLC

Paulson Entities

ESA Recovery Acquisition, LLC
Paulson Advantage, L.P.
Paulson Advantage II L.P.
Paulson Advantage Ltd.
Paulson Advantage Plus, L.P.
Paulson Advantage Plus II L.P.
Paulson Advantage Plus PEQ1 Ltd
Paulson Advantage Plus II Ltd.
Paulson Credit Opportunities, L.P.
Paulson Credit Opportunities IV L.P.
Paulson Credit Opportunities PEQ1 Ltd.
Paulson Credit Opportunities II PEQ1 Ltd.
Paulson Credit Opportunities IV Ltd.
Paulson Recovery Fund, LP
Paulson Recovery Fund II LP
Paulson Recovery PEQ1 Ltd.
Paulson Recovery II Fund Ltd.
Paulson International Ltd.
Paulson Enhanced Ltd.
PCO EN LLC
PCO PP LLC

Blackstone Entities

Blackstone Real Estate Partners VI.A-ESH L.P.
Blackstone Real Estate Partners VI.B-ESH L.P.
Blackstone Real Estate Partners VI.C-ESH L.P.
Blackstone Real Estate Partners (AIV) VI-ESH L.P.
Blackstone Real Estate Partners VI.TE.1-ESH L.P.
Blackstone Real Estate Partners VI.TE.2.ESH L.P.
Blackstone Real Estate Partners VI.F-ESH L.P.
Blackstone Real Estate Holdings VI L.P.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2014

EXTENDED STAY AMERICA, INC.

By:	/s/ Howard Weissman
Name: Howard Weissman
Title: Corporate Controller